UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Williams Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

96950F104

(CUSIP Number)

Craig L. Rainey

One Williams Center

Tulsa, Oklahoma 74172-0172

(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96950F104

1.	Names of Reporting Persons The Williams Companies, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 102,322,794 Common Units
	8.	Shared Voting Power 131,132,588 Common Units
	9.	Sole Dispositive Power 102,322,794 Common Units
	10.	Shared Dispositive Power 131,132,588 Common Units
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,455,382 Common Units
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 67.6%
14.	Type of Reporting Person (See Instructions) HC; CO

CUSIP No. 96950F104

1.	Names of Reporting Persons Williams Discovery Pipeline LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,425,466 Common Units
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,425,466 Common Units
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,425,466 Common Units
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) OO – limited liability company

CUSIP No. 96950F104

1.	Names of Reporting Persons Williams Energy, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,952,233 Common Units
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,952,233 Common Units
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,952,233 Common Units
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) OO – limited liability company

CUSIP No. 96950F104

1.	Names of Reporting Persons Williams Partners GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,363,527 Common Units*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,363,527 Common Units*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,363,527 Common Units*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) OO – limited liability company

*	In addition to 3,363,527 Common Units, Williams Partners GP LLC, the sole general partner of Williams Partners L.P., owns a 2% general partner interest in and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Williams Partners L.P.

CUSIP No. 96950F104

1.	Names of Reporting Persons Williams Partners Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,826,378 Common Units
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,826,378 Common Units
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,826,378 Common Units
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%
14.	Type of Reporting Person (See Instructions) OO – limited liability company

CUSIP No. 96950F104

1.	Names of Reporting Persons Williams Gas Pipeline Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 120,564,984 Common Units
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 120,564,984 Common Units
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,564,984 Common Units
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.9%
14.	Type of Reporting Person (See Instructions) HC; OO – limited liability company

CUSIP No. 96950F104

1.	Names of Reporting Persons WGP Gulfstream Pipeline Company, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,875,284 Common Units
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,875,284 Common Units
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,875,284 Common Units
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) OO – limited liability company

Introduction

This Amendment No. 13 amends Items 3 and 5 of the Schedule 13D originally filed by The Williams Companies, Inc. (“TWC”), Williams Energy Services, LLC, Williams Energy, L.L.C. (“WE”), Williams Partners GP LLC ( “GP LLC”) Williams Partners Holdings LLC (“Holdings”), Williams Gas Pipeline Company, LLC (“WGP”), and MAPCO LLC (“MAPCO”) with the Securities and Exchange Commission (the “Commission”) on September 2, 2005 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on April 13, 2006 (“Amendment No. 1”), Amendment No. 2 filed on June 26, 2006 (“Amendment No. 2”), Amendment No. 3 filed on December 19, 2006 (“Amendment No. 3”), Amendment No. 4 filed on December 20, 2007 (“Amendment No. 4”), Amendment No. 5 filed on January 18, 2008 (“Amendment No. 5”), Amendment No. 6 filed on February 28, 2008 (“Amendment No. 6”), Amendment No. 7 filed on January 19, 2010 (“Amendment No. 7”), Amendment No. 8 filed on February 19, 2010 (“Amendment No. 8”), Amendment No. 9 filed on September 2, 2010 (“Amendment No. 9”), Amendment No. 10 filed on October 7, 2010 (“Amendment No. 10”), Amendment No. 11 filed on May 18, 2011 (“Amendment No. 11”) and Amendment No. 12 filed on March 27, 2012 (“Amendment No. 12”, and collectively, the “Amendment Filings”). This statement relates to common units representing limited partner interests (“Common Units”) of Williams Partners L.P., a Delaware limited partnership (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, as amended by the Amendment Filings shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On April 27, 2012, in connection with the closing of the Issuer’s previously announced acquisition of Caiman Eastern Midstream, LLC, TWC used cash on hand to purchase 16,360,133 of the Issuer’s common units at a per-unit price of $61.12 (which is equal to the per-unit price of the Issuer’s common units issued to Caiman Energy, LLC in the acquisition) for a total of $1.0 billion.

Item 5. Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) (1) TWC is the record owner of 102,322,794 Common Units and, as the direct or indirect 100% owner of each of WE, Discovery, WGP, WGPGPC, GP LLC and Holdings, may, pursuant to Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended, be deemed to beneficially own 233,455,382 Common Units, which in the aggregate and based on calculations made in accordance with Rule 13d-3, represents 67.6% of the outstanding Common Units. TWC may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by GP LLC.

(2) WE is the record owner of 2,952,233 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 0.9% of the outstanding Common Units.

(3) GP LLC is the record owner of 3,363,527 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 1.0% of the outstanding Common Units. GP LLC, as the sole general partner of the Issuer, also owns a 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.

(4) Discovery is the record owner of 1,425,466 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 0.4% of the outstanding Common Units.

(5) Holdings is the record owner of 2,826,378 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 0.8% of the outstanding Common Units.

(6) WGP is the record owner of 115,689,700 Common Units, and, as the 100% owner of WGPGPC, may, pursuant to Rule 13d-3, be deemed to beneficially own the 4,875,284 Common Units held of record by WGPGPC, which in the aggregate and based on calculations made in accordance with Rule 13d-3, represents 34.9% of the outstanding Common Units.

(7) WGPGPC is the record owner of 4,875,284 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 1.4% of the outstanding Common Units.

(8) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c) Except as described in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in the Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. The members of Holdings — MAPCO, Williams Midstream Natural Gas Liquids, Inc., Williams Natural Gas Liquids, LLC and ESPAGAS USA Inc. — may have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by Holdings. Except for the foregoing and the cash distribution described in Item 6 under the Caption “Issuer’s Partnership Agreement — Cash Distributions,” no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2012

The Williams Companies, Inc.

By:	/s/ Donald R. Chappel
Name: Donald R. Chappel
Title: Chief Financial Officer, Senior Vice President, and Treasurer

Williams Energy, L.L.C.

By:	/s/ Rory L. Miller
Name: Rory L. Miller
Title: Senior Vice President

Williams Discovery Pipeline LLC

By:	/s/ Rory L. Miller
Name: Rory L. Miller
Title: Senior Vice President

Williams Partners GP LLC

By:	/s/ Donald R. Chappel
Name: Donald R. Chappel
Title: Chief Financial Officer and Treasurer

Williams Partners Holdings LLC

By:	/s/ Donald R. Chappel
Name: Donald R. Chappel
Title: Senior Vice President

Williams Gas Pipeline Company, LLC

By:	/s/ Randall L. Barnard
Name: Randall L. Barnard
Title: Senior Vice President

WGP Gulfstream Pipeline Company, L.L.C.

By:	/s/ Randall L. Barnard
Name: Randall L. Barnard
Title: Senior Vice President

Schedule 1

Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Director, Chief Executive Officer, and President

Citizenship: USA

Amount Beneficially Owned: 20,000 (less than 1%) See footnote 4

Randall L. Barnard

c/o The Williams Companies, Inc.

2800 Post Oak Blvd.

Houston, Texas 77056

Principal Occupation: Senior Vice President, Gas Pipeline

Citizenship: USA

Amount Beneficially Owned: 2,337 (less than 1%) See footnotes 1 and 3

Donald R. Chappel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer

Citizenship: USA

Amount Beneficially Owned: 22,584 (less than 1%) See footnotes 1 and 3

Robyn L. Ewing

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President and Chief Administrative Officer

Citizenship: USA

Amount Beneficially Owned: 0

Rory L. Miller

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President, Midstream

Citizenship: USA

Amount Beneficially Owned: 0

Craig L. Rainey

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President and General Counsel

Citizenship: USA

Amount Beneficially Owned: 8,067 (less than 1%) See footnotes 1 and 3

James E. Scheel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President, Corporate Strategic Development

Citizenship: USA

Amount Beneficially Owned: 0

Ted T. Timmermans

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Vice President, Controller and Chief Accounting Officer

Citizenship: USA

Amount Beneficially Owned: 679 (less than 1%) See footnote 5

Board of Directors of The Williams Companies, Inc.

Alan Armstrong

(see Above)

Joseph R. Cleveland

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 2,000 (less than 1%) See footnote 7

Kathleen B. Cooper

c/o Southern Methodist University

213 Carr Collins Hall

3330 University Boulevard

Dallas, TX 75275-0117

Principal Occupation: Senior Fellow of the Tower Center for Political Studies at Southern Methodist University

Citizenship: USA

Amount Beneficially Owned: 0

William E. Green

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Founder of William Green & Associates, a Palo Alto, California law firm, and vice president, general counsel and secretary of AIM Broadcasting, LLC (a media company)

Citizenship: USA

Amount Beneficially Owned: 1,345 (less than 1%) See footnotes 1 and 3

John A. Hagg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman, Strad Energy Services Ltd.

Citizenship: USA

Amount Beneficially Owned: 0

Juanita H. Hinshaw

7701 Forsyth Blvd., Suite 1000

Clayton, Missouri 63105

Principal Occupation: President and Chief Executive Officer of H&H Advisors (a financial consulting firm she founded)

Citizenship: USA

Amount Beneficially Owned: 1,876 (less than 1%) See footnotes 1 and 3

Frank T. MacInnis

191 Post Road West

Westport, Connecticut 06880

Principal Occupation: Chairman of the Board of The Williams Companies, Inc. and Chairman of the Board of EMCOR Group, Inc. (an electrical and mechanical construction company and energy infrastructure service provider)

Citizenship: USA

Amount Beneficially Owned: 8,792 (less than 1%) See footnotes 1 and 3

Steven W. Nance

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Manager, Steele Creek Energy, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Murray D. Smith

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President, Murray Smith and Associates (a consulting firm that provides strategic advice to the North American energy sector); former Minister of Energy for Alberta, Canada

Citizenship: USA

Amount Beneficially Owned: 0

Janice D. Stoney

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 8,792 (less than 1%) See footnote 8

Laura A. Sugg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0 (less than 1%)

Executive Officers of Williams Energy, L.L.C.

Rory L. Miller

(see above)

Management Committee of Williams Energy, L.L.C.

Alan S. Armstrong

(see above)

Rory L. Miller

(see above)

Randy M. Newcomer

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Vice President — Midstream for The Williams Companies, Inc.

Citizenship: USA

Amount Beneficially Owned: 758 (less than 1%) See footnote 6

Executive Officers of Williams Discovery Pipeline LLC

Rory L. Miller

(see above)

Management Committee of Williams Discovery Pipeline LLC

Alan S. Armstrong

(see above)

Rory L. Miller

(see above)

Randy M. Newcomer

(see above)

Executive Officers of Williams Partners GP LLC

Alan S. Armstrong, Chairman of the Board and Chief Executive Officer

(see above)

Donald R. Chappel, Chief Financial Officer and Treasurer

(see above)

Rory L. Miller, Senior Vice President — Midstream

(see above)

Randall L. Barnard, Senior Vice President — Gas Pipeline

(see above)

Craig L. Rainey – General Counsel

(see above)

James E. Scheel, Senior Vice President – Corporate Strategic Development

(see above)

Ted T. Timmermans, Vice President, Controller and Chief Accounting Officer

(see above)

Board of Directors of Williams Partners GP LLC

Alan S. Armstrong

(see above)

Donald R. Chappel

(see above)

Randall L. Barnard

(see above)

Rory L. Miller

(see above)

Alice M. Peterson

c/o Williams Partners GP LLC

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Special advisor to SAI Global (a risk management, compliance and business improvement service provider)

Citizenship: USA

Amount Beneficially Owned: 4,524 (less than 1%) See footnotes 1 and 3

H. Michael Krimbill

c/o NGL Energy Partners LP

6120 S. Yale, Suite 805

Tulsa, Oklahoma 74136

Principal Occupation: Chief Executive Officer of NGL Energy Partners LP (a vertically-integrated propane business)

Citizenship: USA

Amount Beneficially Owned: 57,151 (less than 1%) See footnotes 1 and 3

H. Brent Austin

c/o Williams Partners GP LLC

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chief Investment Officer of Alsamora L.P. (a private limited partnership with real estate and diversified equity investments)

Citizenship: USA

Amount Beneficially Owned: 10,336 (less than 1%) See footnote 2

Laura A. Sugg

(see above)

Executive Officers of Williams Partners Holdings LLC

Alan S. Armstrong

(see above)

Rory L. Miller

(see above)

Executive Officers of MAPCO LLC

Rory L. Miller

(see above)

Management Committee of MAPCO LLC

Alan S. Armstrong

(see above)

Rory L. Miller

(See above)

Randy M. Newcomer

(see above)

Executive Officers of Williams Midstream Natural Gas Liquids, Inc.

Rory L. Miller

(See above)

Board of Directors of Williams Midstream Natural Gas Liquids, Inc.

Alan S. Armstrong

(see above)

Rory L. Miller

(see above)

Randy M. Newcomer

(see above)

Executive Officers of Williams Natural Gas Liquids, LLC

Rory L. Miller

(see above)

Management Committee of Williams Natural Gas Liquids, LLC

Alan S. Armstrong

(see above)

Rory L. Miller

(see above)

Randy M. Newcomer

(see above)

Executive Officers of ESPAGAS USA Inc.

Donald R. Chappel

(see above)

Board of Directors of ESPAGAS USA Inc.

Donald R. Chappel

(see above)

Dennis M. Elliott

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, OK 74172-0172

Principal Occupation: Director EH&S Midstream for The Williams Companies, Inc.

Citizenship: USA

Amount Beneficially Owned: 758 (less than 1%) See footnotes 1 and 3

Executive Officers of Williams Gas Pipeline Company, LLC

Randall L. Barnard

(see above)

Management Committee of Williams Gas Pipeline Company, LLC

Randall L. Barnard

(see above)

Donald R. Chappel

(see above)

Robyn L. Ewing

(see above)

Executive Officers of WGP Gulfstream Pipeline Company, L.L.C.

Randall L. Barnard

(see above)

Management Committee of WGP Gulfstream Pipeline Company, L.L.C.

Randall L. Barnard

(see above)

Frank J. Ferazzi

c/o The Williams Companies, Inc.

2800 Post Oak Blvd.

Houston, Texas 77056

Principal Occupation: Vice President — Gas Pipeline for The Williams Companies, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

1 Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units.

2 Listed Person holds all or a portion of such Common Units in joint tenancy with his spouse and, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units.

3 Listed Person has right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units.

4 Listed Person is the trustee of the Alan Stuart Armstrong Trust dated June 16, 2010, who has the power to vote or to direct the vote of, the right to receive or the power to direct the receipt of dividends from, the power to dispose or direct the disposition of, and right to receive the proceeds from the sale of, 10,000 Common Units held by the Trust. The Listed Person’s spouse is the trustee of the Shelly Stone Armstrong Trust dated June 16, 2010, who has the power to vote or to direct the vote of, the right to receive or the power to direct the receipt of dividends from, the power to dispose or direct the disposition of, and right to receive the proceeds from the sale of, 10,000 Common Units held by the Trust.

5 Listed Person and his spouse are the trustees of the Theodore T. and Cathy A. Timmermans Family Trust, dated June 17, 2008, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 679 Common Units held by the Trust.

6 Listed Person and his spouse are the trustees of the Randy M. Newcomer Trust, dated October 11, 2007, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 758 Common Units held by the Trust.

7 Listed Person and his spouse are the trustees of the Joe R. Cleveland Family Trust, dated June 18, 2009, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 2,000 Common Units held by the Trust.

8 Listed Person and her spouse are the trustees of the Larry and Janice Stoney Family Trust, dated March 25, 2008, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 8,792 Common Units held by the Trust.